     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 12, 1999

                                                      REGISTRATION NO. 333-48303
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1

                                       TO

                                    FORM S-6

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                   FOR REGISTRATION UNDER THE SECURITIES ACT

                    OF 1933 OF SECURITIES OF UNIT INVESTMENT

                        TRUSTS REGISTERED ON FORM N-8B-2

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A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND
                                  FOCUS SERIES
                            BIOTECHNOLOGY PORTFOLIO
                           (FORMERLY FOCUS SERIES 5)

                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITOR:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:


                          MERRILL LYNCH, PIERCE,
                              FENNER & SMITH
                               INCORPORATED
                            DEFINED ASSET FUNDS
                               P.O. BOX 9051
                         PRINCETON, NJ 08543-9051


D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                                 COPIES TO:
                                                   PIERRE DE SAINT PHALLE,
                                                            ESQ.
                                                    450 LEXINGTON AVENUE
                                                     NEW YORK, NY 10017


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

   As soon as practicable after the acquisition and deposit of the underlying securities.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNITL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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             SUBJECT TO COMPLETION, PROSPECTUS DATED MARCH 12, 1999

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DEFINED ASSET FUNDS--
EQUITY INVESTOR FUND

                                             FOCUS SERIES

                                             BIOTECHNOLOGY PORTFOLIO

                                             (A UNIT INVESTMENT TRUST)

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    The final prospectus for Equity Investor Fund, Concept Series, Healthcare Trust 4 Pharmaceutical and Biotechnology Portfolio is hereby incorporated by reference and used as a preliminary prospectus for this Portfolio. The narrative information and structure of the final prospectus of this Portfolio will be substantially the same as that of the previous prospectus, exept that the stocks for the current Portfolio will be selected by Merrill Lynch Global Research and Economics Group, and will be 100% concentrated in the biotechnology sector of the healthcare industry. In addition, the current portfolio will be structured as a grantor trust for tax purposes. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Portfolio is not now available and will be different from that shown because each Portfolio is unique. Accordingly, the information contained herein with regard to the previous Portfolio should be considered as being included for informational purposes only. Investors should contact their financial consultant who will be informed of the expected effective date of the new Portfolio and who will be supplied with complete information with respect to the new Portfolio on the day and immediately prior to the effectiveness of the Registration Statement relating to Units of the new Portfolio.

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    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

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                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filing indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated........       8-7221


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     B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:


Merrill Lynch, Pierce, Fenner & Smith Incorporated........     13-5674085
The Chase Manhattan Bank, Trustee.........................     13-4994650

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     The Signatures.

     The following exhibits:


1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
*3.1    --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading 'How The Fund Works--Legal Opinion' in the Prospectus.
*5.1    --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio 1999 International Series B (United Kingdom Portfolio), 1933 Act File No. 33-70593).


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* To be filed by amendment.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 12TH DAY OF MARCH, 1999.

                         SIGNATURE APPEARS ON PAGE R-3.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593


      HERBERT M. ALLISON, JR.
      GEORGE A. SCHIEREN
      JOHN L. STEFFENS
      J. DAVID MEGLEN
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)